SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

THIRD QUARTER OF 2015 RESULTS

Reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International

Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – November 12, 2015

Net income was US$ 971 million in Jan-Sep/2015, 59% lower than in Jan-Sep/2014. Loss of US$ 1,062 million in the 3Q-2015.

Operating income was US$ 9,382 million in Jan-Sep/2015, 80% higher than in Jan-Sep/2014.

Adjusted EBITDA was US$ 18,320 million in Jan-Sep/2015, 7% higher than in Jan-Sep/2014.

Net debt was US$ 101,273 million as of September 30, 2015, a 5% decrease when compared to December 31, 2014.

The average maturity of outstanding debt increased from 6.10 years as of December 31, 2014 to 7.49 years as of September 30, 2015.

US$ million

Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

971	2,355	(59)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(1,062)	171	(721)	(2,150)
9,382	5,205	80	Operating income	1,637	3,087	(47)	(1,967)
18,320	17,085	7	Adjusted EBITDA	4,369	6,435	(32)	3,730

Net income was US$ 971 million in Jan-Sep/2015, 59% lower when compared to US$ 2,355 million in Jan-Sep/2014, mainly attributable to higher finance expenses in the Jan-Sep/2015 period. The 80% increase in operating income was mainly a result of higher margins in oil product sales in the domestic market and increased crude oil export volumes driven by a 7% increase in domestic crude oil production, despite a decrease in domestic demand.

Key events in Jan-Sep/2015:

•       6% increase of crude oil and natural gas production (in Brazil and abroad);

•       Higher crude oil export volumes (60%, 132 thousand barrels/day);

•       Lower domestic demand for oil products (8%, 195 thousand barrels/day);

•       Lower import costs and production taxes; and

•       Net finance expense was US$ 7,158 million, a 676% increase when compared to Jan-Sep/2014 as a result of foreign exchange losses and higher interest expense, attributable to an increase in the Company’s debt and a decrease in the level of capitalized borrowing costs, attributable to a lower balance of assets under construction.

Key events in the 3Q-2015, when compared to the 2Q-2015:

•       1% increase of crude oil and natural gas production (in Brazil and abroad);

•       Increased domestic demand for oil products (1%, 32 thousand barrels/day);

•       Lower crude oil export volumes (10%, 40 thousand barrels/day); and

•       A US$ 1,257 million increase in net finance expense as a result of foreign exchange losses.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
Jan-Sep
2015	2014	2015 x 2014 (%)	Results and investments	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
75,167	110,248	(32)	Sales revenues	23,179	26,021	(11)	38,844
22,842	25,531	(11)	Gross profit	6,695	8,320	(20)	8,985
9,382	5,205	80	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	1,637	3,087	(47)	(1,967)
(7,158)	(922)	(676)	Net finance income (expense)	(3,226)	(1,969)	(64)	(427)
971	2,355	(59)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(1,062)	171	(721)	(2,150)
0.07	0.18	(61)	Basic and diluted earnings (losses) per share [1]	(0.09)	0.02	(550)	(0.16)
18,320	17,085	7	Adjusted EBITDA – U.S.$ million [2]	4,369	6,435	(32)	3,730

30	23	7	Gross margin (%) [3]	29	32	(3)	23
12	7	5	Operating margin (%) [3]	7	12	(5)	1
1	2	(1)	Net margin (%) [3]	(5)	1	(6)	(6)
17,644	27,340	(35)	Capital expenditures and investments	5,443	5,968	(9)	9,250

US$ million
Jan-Sep
2015	2014	2015 x 2014 (%)	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
7,152	(10,889)	166	. Refining, Transportation and Marketing	1,292	2,595	(50)	(5,096)
5,612	20,210	(72)	. Exploration & Production	1,108	2,798	(60)	5,955
872	(907)	196	. Gas & Power	273	(135)	302	(1,534)
298	524	(43)	. Distribution	(100)	100	(200)	(128)
310	478	(35)	. International	(63)	233	(127)	(7)
(54)	(90)	40	. Biofuel	(19)	(21)	10	(30)
(4,639)	(4,213)	(10)	. Corporate	(1,224)	(1,944)	37	(1,574)
US$ million
Jan-Sep
2015	2014	2015 x 2014 (%)	Financial and economic indicators	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
71.79	98.70	(27)	Domestic basic oil products price (U.S.$/bbl)	64.86	72.91	(11)	98.67
55.39	106.57	(48)	Brent crude (U.S.$/bbl)	50.26	61.92	(19)	101.85

			Domestic Sales price
45.04	95.77	(53)	. Crude oil (U.S.$/bbl) [4]	39.76	52.14	(24)	90.73
37.45	48.76	(23)	. Natural gas (U.S.$/bbl)	35.47	39.29	(10)	49.28

3.17	2.29	38	Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.54	3.07	15	2.27
3.97	2.45	62	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.97	3.10	28	2.45
49.6	4.6	45	Variation of the period-end commercial selling rate for U.S. dollar (%)	28.1	(3.3)	31	11.3
13.13	10.74	2	Selic interest rate - average (%)	13.99	13.14	1	10.90

2,232	2,115	6	Total crude oil and NGL production (Mbbl/d)	2,234	2,213	1	2,209
558	512	9	Total natural gas production (Mbbl/d)	566	552	3	537
2,790	2,627	6	Total crude oil and natural gas production (Mbbl/d)	2,800	2,765	1	2,746
3,836	3,951	(3)	Total sales volume (Mbbl/d)	3,889	3,904	−	4,143

1Net income (loss) per share calculated based on the weighted average number of shares.

2 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments; impairment and write-offs of overpayments incorrectly capitalized. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. It should not be considered as a substitute for income before taxes, finance income (expense), profit sharing and share of earnings in equity-accounted investments or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its ability to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA by Business Segment and a reconciliation of Adjusted EBITDA to net income on page 21.

3 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes, excluding write-offs of overpayments incorrectly capitalized divided by sales revenues; Net margin equals consolidated net income (loss) attributable to the shareholders of Petrobras divided by sales revenues.

4 Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS - Jan-Sep/2015 compared to Jan-Sep/2014:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did during Jan-Sep/2015 (a 38% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross profit decreased by 11% (US$ 2,689 million) in Jan-Sep/2015 compared to Jan-Sep/2014, mainly due to:

➢  A 32% decrease in sales revenues (US$75,167 million in Jan-Sep/2015 compared to US$ 110,248 million in Jan-Sep/2014), resulting from:

•          Lower crude oil and oil product export prices and decreased domestic price of naphta, jet fuel and fuel oil;

•          Decreased domestic demand for oil products (8%), reflecting lower economic activity in Brazil;

•          Decreased oil product exports (12%);

•          Higher crude oil export volumes (60%) attributable to an increase in domestic crude oil production (7%) and to a decrease in feedstock processed by our domestic refineries (5%); and

•          Higher diesel and gasoline prices, following a price increase in November 2014.

Sales revenues were 6% lower when expressed in Brazilian Reais. Foreign currency translation effects (depreciation of the Brazilian Real against the U.S. dollar) reduced sales revenues when expressed in U.S. dollars.

➢  A 38% decrease in cost of sales (US$ 52,325 million in Jan-Sep/2015 compared to US$ 84,717 million in Jan-Sep/2014), due to:

•          Lower crude oil and oil product import costs, as well as lower production taxes;

•          Decreased domestic demand for oil products;

•          Lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and

•          Higher crude oil production costs.

Cost of sales was 15% lower when expressed in Brazilian Reais. Foreign currency translation effects (depreciation of the Brazilian Real against the U.S. dollar) reduced cost of sales when expressed in U.S. dollars.

Net income before finance expense, share of earnings in equity-accounted investments, profit sharing and income taxes was US$ 9,382 million in Jan-Sep/2015, US$ 4,177 million higher compared to US$ 5,205 million in Jan-Sep/2014 (an 80% increase), resulting from:

•          Non-recurring events that affected net income in Jan-Sep/2014, including:

o    (i) write-off of overpayments incorrectly capitalized (US$ 2,527 million);

o    (ii) allowance for impairment of trade receivables from companies in the isolated electricity sector (US$ 1,651 million);

o    (iii) write-off of capitalized costs with respect to Premium I and Premium II refineries (US$ 1,190 million); and

o    (iv) expenses related to our Voluntary Separation Incentive Plan - PIDV (US$ 1,040 million).

•          Translation effect: operating expenses, when translated into U.S. dollars, decreased in Jan-Sep/2015 when compared to Jan-Sep/2014 as a result of the depreciation of the Brazilian Real against the U.S. dollar;

•          Lower write-offs of dry and/or subcommercial wells (US$ 819 million);

•          Those effects were partially offset by higher tax expenses (US$ 1,892 million) mainly attributable to the Company’s decision to benefit from a tax amnesty program in 2015 (Programa de Parcelamento Especial de Débitos Tributários) – see note 20.2 to our 3Q-2015 Financial Statements;

•          A lower gross profit;

•          Higher legal proceedings expenses (US$ 819 million), mainly related to labour and tax claims and a non-recurring positive effect in Jan-Sep/2014 related to a legal proceeding with respect to recoverable taxes (PIS and COFINS overpaid on finance income);

•          Higher pension and medical benefits expenses (retirees) in 2015 attributable to an increase in the Company’s net actuarial liability as a result of a decrease in real interest rates, following the Company’s interim valuation review of its pension and medical benefits in 2014 (US$ 248 million); and

•          Impairment losses attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio (US$ 419 million).

Net finance expense was US$ 7,158 million in Jan-Sep/2015, US$ 6,236 million higher than in Jan-Sep/2014 (US$ 922 million), resulting from:

•          Foreign exchange losses caused by the impact of a 49.6% depreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt (compared to a 4.6% depreciation in Jan-Sep/2014), partially offset by our cash flow hedge;

•          Foreign exchange losses caused by the impact of a 37.4% depreciation of the Brazilian Real against the Euro on the Company’s net debt (compared to a 4.1% appreciation in Jan-Sep/2014); and

•          Higher interest expenses due to:

i) an increase in the Company’s debt;

ii) a decrease in the level of capitalized borrowing costs due to a lower balance of assets under construction, reflecting the relevant projects concluded during 2014 and the write-offs and impairment losses recognized in December 2014; and

iii) interest expenses on tax deficiency notices related to tax on financial operations (Imposto sobre Operações Financeiras - IOF) and withholding income tax.

Net income attributable to the shareholders of Petrobras was US$ 971 million in Jan-Sep/2015, compared to US$ 2,355 million in Jan-Sep/2014. This 59% decrease (US$ 1384 million) results mainly from:

•          Higher net finance expenses; and

•          A lower gross profit.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Sep
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	3,532	12,989	(73)

Net income was US$ 3,532 million in Jan-Sep/2015, a 73% decrease when compared to Jan-Sep/2014 (US$ 12,989 million), attributable to a decrease in crude oil sales/transfer prices.

The increase in crude oil volume transferred and lower write-offs of dry and/or subcommercial wells partially offset these effects.

The Jan-Sep/2014 period was affected by the Company’s Voluntary Separation Incentive Plan (PIDV) and the write-off of overpayments incorrectly capitalized.

	Jan-Sep
Exploration & Production - Brazil (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil and NGLs [5]	2,132	1,995	7
Natural gas [6]	469	418	12
Total	2,601	2,413	8

Crude oil and NGL production increased by 7% in Jan-Sep/2015 compared to Jan-Sep/2014 due to the start-ups of FPSOs Cidade de Mangaratiba (Iracema Sul area, Lula field) and Cidade de Ilhabela (Sapinhoá), Cidade de Itaguaí (Iracema Norte, Lula field) and P-61 (Papa-Terra), along with the continuing ramp-ups of P-55 and P-62 (both in Roncador field), P-58 (Parque das Baleias), and of FPSOs Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). This increase was partially offset by the natural decline of production in fields.

The 12% increase in natural gas production is attributable to the production start-up of the units mentioned above and also to the higher productivity of Mexilhão platform and of FPSO Cidade de Santos (Uruguá-Tambaú), which were partially offset by the natural decline of production in fields.

(*) Not reviewed by independent auditor.

5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Sep
Lifting Cost [7] - Brazil (*)	2015	2014	2015 x 2014 (%)

U.S.$/barrel:
Excluding production taxes	12.40	14.70	(16)
Including production taxes	19.62	32.28	(39)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes was 16% lower in Jan-Sep/2015 compared to Jan-Sep/2014. Excluding foreign exchange variation effects, lifting cost excluding production taxes increased by 4% due to higher well intervention expenses and higher engineering and subsea maintenance costs in the Campos Basin, partially offset by an increase in crude oil production.

Lifting Cost - Including production taxes

Lifting cost including production taxes was 39% lower in Jan-Sep/2015 compared to Jan-Sep/2014, due to lower production taxes (royalties and special participation charges) attributable to a decrease in the average reference price for domestic crude oil in U.S. dollars (a 52% decrease) reflecting lower international crude oil prices and decreased lifting cost mentioned above.

(*) Not reviewed by independent auditor.

 7 Crude oil and natural gas lifting cost.

FINANCIAL AND OPERATING HIGHLIGHTS

 REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Sep
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	5,039	(7,582)	166

Earnings in Jan-Sep/2015 were a US$ 5,039 million gain, compared to a US$ 7,582 million loss in Jan-Sep/2014, attributable to a decrease in crude oil purchase/transfer costs, to a lower share of crude oil imports on feedstock processing, a lower share of oil product imports in our sales mix and diesel (5%) and gasoline (3%) price increases in November 2014.

The US$ 7,582 million loss in Jan-Sep/2014 reflects the non-recurring effect of write-off of overpayments incorrectly capitalized, the write-off of capitalized costs from Premium I and Premium II refineries and our 2014 Voluntary Separation Incentive Plan (PIDV).

	Jan-Sep
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil imports	298	399	(25)
Oil product imports	292	414	(29)
Imports of crude oil and oil products	590	813	(27)
Crude oil exports [8]	351	219	60
Oil product exports	150	170	(12)
Exports of crude oil and oil products	501	389	29
Exports (imports) net of crude oil and oil products	(89)	(424)	79
Other exports	1	3	(67)

Crude oil exports were higher due to increased production.

Lower crude oil imports reflect a lower share of crude oil imports in feedstock processing.

Oil product imports decreased as a result of a lower domestic demand.

Oil product exports were lower due to a decrease in feedstock processed.

(*) Not reviewed by independent auditor.

8 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Sep
Refining Operations (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Output of oil products	2,049	2,170	(6)
Reference feedstock [9]	2,176	2,102	4
Refining plants utilization factor (%) [10]	90	98	(8)
Feedstock processed (excluding NGL) - Brazil [11]	1,962	2,059	(5)
Feedstock processed - Brazil [12]	2,002	2,099	(5)
Domestic crude oil as % of total feedstock processed	86	82	4

Feedstock processed was 5% lower, reflecting a decrease in domestic demand, a scheduled stoppage in the distillation unit of Landulpho Alves Refinery (RLAM) and an unscheduled production suspension in REDUC, partially offset by the production start-up of RNEST in November 2014.

	Jan-Sep
Refining Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

Refining cost (U.S.$/barrel)	2.52	2.96	(15)

Refining cost decreased by 15% in Jan-Sep/2015 when compared to Jan-Sep/2014, mainly due to a depreciation of the Brazilian Real against the U.S. dollar. Excluding foreign exchange variation effects, refining cost, in R$/barrel, increased by 18%, reflecting higher employee compensation costs attributable to the 2014 Collective Bargaining Agreement, along with a decrease in feedstock processed.

(*) Not reviewed by independent auditor.

9 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

10 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

11 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

12 Feedstock processed - Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Sep
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	576	(549)	205

Earnings were a US$ 576 million gain in Jan-Sep/2015 compared to a US$ 549 million loss in Jan-Sep/2014 mainly due to an increase in natural gas sales margins, resulting from higher natural gas prices (when expressed in Brazilian Reais) and lower natural gas import costs (LNG and Bolivian gas).

The net loss of US$ 549 million in Jan-Sep/2014 was due to impairment of trade receivables from companies in northern Brazil (operating in the isolated electricity system) and write-off of overpayments incorrectly capitalized.

	Jan-Sep
Physical and Financial Indicators (*)	2015	2014	2015 x 2014 (%)

Electricity sales (Free contracting market - ACL) [13] - average MW	878	1,201	(27)
Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,194	2,341	36
Generation of electricity - average MW	4,830	4,534	7
Imports of LNG (Mbbl/d)	112	128	(13)
Imports of natural gas (Mbbl/d)	202	206	(2)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh [15]	101	287	(65)

Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 27% lower, attributable to the shift of a portion of our available capacity (1,049 average MW) to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation was 7% higher due to an increase in the domestic demand for thermal power (coordinated and controlled by the Brazilian Electric System National Operator – Operador Nacional do Sistema ONS) and to an increase in the available capacity of the Petrobras’s Thermal Power Plants Complex.

LNG imports decreased by 13% and natural gas imports from Bolivia were 2% lower, reflecting an increase in domestic natural gas supply attributable to a 12% increase in production.

Electricity prices in the spot market decreased by 65% as a result of changes in the spot market price regulation established by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica – ANEEL), which reduced the maximum spot price after December 27, 2014.

(*) Not reviewed by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

	U.S.$ million
	Jan-Sep
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	171	330	(48)

Net income was US$ 171 million in Jan-Sep/2015, a 48% decrease when compared to Jan-Sep/2014 (US$ 330 million), mainly due to lower average trade margins (9.1%) and to a decrease in sales volumes (5%).

The Jan-Sep/2014 period was affected by our Voluntary Separation Incentive Plan (PIDV).

	Jan-Sep
Market Share (*) [16]	2015	2014	2015 x 2014 (%)
	35.6%	37.0%	(1)

Market share decreased mainly due to a general increase of the hydrated ethanol market (a 42.2% increase), in which Petrobras Distribuidora has a lower market share and to lower sales to the thermoelectric sector. Other players have also increased their competitiveness by importing gasoline and diesel and purchasing higher volumes of gasoline.

(*) Not reviewed by independent auditors. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

16 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

As a result of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer in March 2015, the Company has approved adjustments to the structure of other business segments to allocate its international activities to those other segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

	U.S.$ million
	Jan-Sep
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	254	400	(37)

Net income was lower in Jan-Sep/2015 when compared to Jan-Sep/2014 due to higher selling expenses, write-off of exploration areas returned and impairment charges. In addition, the Company also recognized a gain on disposal of onshore E&P areas in Colombia in Jan-Sep/2014.

	Jan-Sep
Exploration & Production-International (Mbbl/d)17 (*)	2015	2014	2015 x 2014 (%)

Consolidated international production
Crude oil and NGLs	70	88	(20)
Natural gas	89	94	(5)
Total consolidated international production	159	182	(13)
Non-consolidated international production	30	32	(6)
Total international production	189	214	(12)

Consolidated international crude oil and NGL production decreased by 20%, reflecting the disposal of onshore areas in Peru in November 2014, in Colombia in April 2014 and in the Austral Basin in Santa Cruz, Argentina, in March 2015. These effects were partially offset by an increase in production due to the start-up of the Saint Malo field in December 2014 and the Lucius field in January 2015 in the United States.

Natural gas production decreased by 5% mainly due to the disposal of onshore assets in Peru, in November 2014, and in the Austral Basin in Argentina, in March 2015. These effects were partially offset by the production start-up of the Hadrian South field in the United States in the end of March 2015.

Jan-Sep
2015	2014	2015 x 2014 (%)	International Sales price	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
58.25	85.46	(32)	. Crude oil (U.S.$/bbl)	55.69	60.52	(8)	84.05
23.68	20.83	14	. Natural gas (U.S.$/bbl)	25.84	22.66	14	19.06

(*) Not reviewed by independent auditor.

17 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Sep
Lifting Cost - International (U.S.$/barrel) 18 (*)	2015	2014	2015 x 2014 (%)
	7.73	8.55	(10)

International lifting cost was 10% lower, mainly in the United States, as a result of the production start-up of the Saint Malo, Lucius and Hadrian South fields that have lower-than-average lifting costs, and to the disposal of onshore assets in Peru and Colombia, which had higher-than-average lifting costs.

	Jan-Sep
Refining Operations - International (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Total feedstock processed [19]	136	168	(19)
Output of oil products	148	181	(18)
Reference feedstock [20]	230	230	−
Refining plants utilization factor (%) [21]	57	71	(14)

International feedstock processed was 19% lower due to the interruption of feedstock processing at the Okinawa Refinery in Japan since April 2015, and due to a maintenance scheduled stoppage in the Pasadena Refinery distillation unit in the United States from the beginning of March 2015 to mid-April 2015.

	Jan-Sep
Refining Cost - International (U.S.$/barrel) (*)	2015	2014	2015 x 2014 (%)
	4.01	3.81	5

International refining cost per unit was 5% higher, mainly due to higher employee compensation costs in Argentina and to the interruption of feedstock processing at the Okinawa Refinery in Japan since April 2015, which had lower-than-average costs per unit.

BIOFUEL

	U.S.$ million
	Jan-Sep
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	(145)	(101)	(44)

Biofuel losses were 44% higher in Jan-Sep/2015, when compared to Jan-Sep/2014, due to impairment losses in biofuel investees, reflecting changes in the Company’s 2015-2019 Business and Management Plan, partially offset by improved biodiesel trade margins attributable to higher average sales prices and increased sales volumes in 2015.

(*) Not reviewed by independent auditor.

18 Crude oil and natural gas lifting cost.

19 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

20 Reference feedstock is the maximum sustainable crude oil feedstock processing reached at distillation plants.

21 Refining Plants Utilization Factor is the crude oil processed at the distillation plant divided by the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Sep
	2015	2014	2015 x 2014 (%)

Diesel	928	998	(7)
Gasoline	550	612	(10)
Fuel oil	106	117	(9)
Naphtha	143	167	(14)
LPG [22]	234	235	−
Jet fuel [23]	111	110	1
Others	182	210	(13)
Total oil products	2,254	2,449	(8)
Ethanol, nitrogen fertilizers, renewables and other products	123	94	31
Natural gas	438	442	(1)
Total domestic market	2,815	2,985	(6)
Exports	502	392	28
International sales	519	574	(10)
Total international market	1,021	966	6
Total	3,836	3,951	(3)

Our domestic sales volumes decreased by 6%, primarily due to:

•           Diesel (a 7% decrease):

i) a lower consumption by infrastructure construction projects in Brazil;

ii) a higher share of diesel sales from other market players (based on diesel imports); and

iii) an increased percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix).

These effects were partially offset by an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs).

•           Gasoline (a 10% decrease):

i) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%);

ii) a higher share of gasoline sales from other market players; and

iii) a decrease in the automotive gasoline-moved fleet.

•           Naphtha (a 14% decrease): due to a lower demand by domestic customers, mainly Braskem; and

•           Fuel oil (a 9% decrease): due to lower demand from thermoelectric and industrial sectors in several Brazilian states.

(*) Not reviewed by independent auditor.

22 LPG – Liquified petroleum gas.

23 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary24

U.S.$ million
Jan-Sep
2015	2014		3Q-2015	2Q-2015	3Q-2014

25,957	19,746	Adjusted cash and cash equivalents at the beginning of period [25]	29,536	21,254	30,130
(9,302)	(3,878)	Government bonds and time deposits at the beginning of period	(3,375)	(10,515)	(3,733)
16,655	15,868	Cash and cash equivalents at the beginning of period [24]	26,161	10,739	26,397
19,336	20,747	Net cash provided by (used in) operating activities	6,147	7,450	10,353
(9,000)	(29,805)	Net cash provided by (used in) investing activities	(3,260)	1,710	(13,675)
(16,825)	(26,033)	Capital expenditures and investments in operating segments	(5,067)	(5,583)	(8,848)
215	584	Proceeds from disposal of assets (divestment)	4	31	133
7,610	(4,356)	Investments in marketable securities	1,803	7,262	(4,960)
10,336	(9,058)	(=) Net cash flow	2,887	9,160	(3,322)
(741)	17,445	Net financings	(3,288)	6,147	(2,197)
15,830	29,548	Proceeds from long-term financing	3,545	10,981	2,207
(16,571)	(12,103)	Repayments	(6,833)	(4,834)	(4,404)
−	(3,924)	Dividends paid to shareholders	−	−	(8)
119	(22)	Acquisition of non-controlling interest	(54)	35	(25)
(1,231)	(63)	Effect of exchange rate changes on cash and cash equivalents	(568)	80	(599)
25,138	20,246	Cash and cash equivalents at the end of period [24]	25,138	26,161	20,246
1,099	8,419	Government bonds and time deposits at the end of period	1,099	3,375	8,419
26,237	28,665	Adjusted cash and cash equivalents at the end of period [25]	26,237	29,536	28,665

As of September 30, 2015, the balance of cash and cash equivalents increased by 51% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents25 for the same period increased by 1% . Our principal uses of funds in Jan-Sep/2015 were for repayment of long-term financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of US$ 19,336 million and with proceeds from long-term financing of US$ 15,830 million.

Net cash provided by operating activities decreased by 7% in Jan-Sep/2015 when compared to Jan-Sep/2014, mainly due to a depreciation of the Brazilian Real against the U.S. dollar. Excluding foreign currency translation effects, net cash provided by operating activities increased by 29% when expressed in Brazilian Reais, reflecting higher diesel and gasoline prices, increased crude oil export volumes, lower production taxes and decreased crude oil and oil product imports costs, along with a higher share of domestic crude oil on feedstock processing and lower oil product imports.

Capital expenditures and investments in operating segments were 35% lower in Jan-Sep/2015 compared to Jan-Sep/2014, mainly due to a decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment. The US$ 7,610 million of divestments in marketable securities relates to proceeds from the maturity of financial investments with maturities longer than three months, most of which were invested in other financial investments, with maturities of less than three months (classified as cash and cash equivalents).

Net cash flow was positive in Jan-Sep/2015 (US$ 10,336 million) compared to a negative net cash flow in Jan-Sep/2014 (US$ 9,058 million).

The Company raised long-term financing of US$ 15,830 million in Jan-Sep/2015, mainly through a US$ 5 billion funding agreement with the Chinese Development Bank (CDB), US$ 2 billion raised through the issuance of Global Notes maturing in 2115, and also through bilateral credit agreements with Brazilian banks. The average maturity of outstanding debt was 7.49 years as of September 30, 2015.

Repayments of interest and principal were US$ 16,571 million in Jan-Sep/2015, 37% higher than US$ 12,103 million in Jan-Sep/2014 and 41% higher in the 3Q-2015 when compared to 2Q-2015.

24 For more details, see the Consolidated Statement of Cash Flows on page 18.

25 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Sep
	2015	%	2014	%	Δ%

Exploration & Production	13,776	78	17,866	65	(23)
Refining, Transportation and Marketing	1,872	11	6,025	22	(69)
Gas & Power	618	3	1,812	7	(66)
International	991	6	984	4	1
Exploration & Production	845	85	863	88	(2)
Refining, Transportation and Marketing	112	11	91	9	23
Gas & Power	14	2	9	1	56
Distribution	18	2	17	2	6
Other	2	−	4	−	(50)
Distribution	163	1	310	1	(47)
Biofuel	18	−	11	−	64
Corporate	206	1	332	1	(38)
Total capital expenditures and investments	17,644	100	27,340	100	(35)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

The Company invested US$ 17,644 million in Jan-Sep/2015, primarily aiming at increasing crude oil and natural gas production.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	U.S.$ million

	09.30.2015	12.31.2014	Δ%

Current debt [26]	13,435	11,884	13
Non-current debt [27]	114,075	120,274	(5)
Total	127,510	132,158	(4)
Cash and cash equivalents	25,138	16,655	51
Government securities and time deposits (maturity of more than 3 months)	1,099	9,302	(88)
Adjusted cash and cash equivalents	26,237	25,957	1
Net debt [28]	101,273	106,201	(5)
Net debt/(net debt+shareholders' equity)	58%	48%	10
Total net liabilities [29]	208,242	272,730	(24)
Capital structure
(Net third parties capital / total net liabilities)	65%	57%	8
Net debt/LTM Adjusted EBITDA ratio [30]	3.87	4.25	(9)
Average maturity of outstanding debt (years)	7.49	6.10	1.39

	US$ million

	09.30.2015	12.31.2014	Δ%

Summarized information on financing
Floating rate or fixed rate
Floating rate debt	63,717	65,494	(3)
Fixed rate debt	63,742	66,592	(4)
Total	127,459	132,086	(4)

Currency
Reais	20,280	23,425	(13)
US Dollars	94,808	95,173	−
Euro	8,859	9,719	(9)
Other currencies	3,512	3,769	(7)
Total	127,459	132,086	(4)

Maturity
2015	4,381	11,868	(63)
2016	12,653	12,572	1
2017	11,274	11,948	(6)
2018	16,018	17,789	(10)
2019	22,468	24,189	(7)
2020 and thereafter	60,665	53,720	13
Total	127,459	132,086	(4)

As of September 30, 2015, net debt in U.S. dollars was 5% lower when compared to December 31, 2014.

26 Includes finance lease obligations (Current debt: US$ 11 million on September 30, 2015 and US$16 million on December 31, 2014).

27 Includes finance lease obligations (Non-current debt: US$ 40 million on September 30, 2015 and US$56 million on December 31, 2014).

28 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

29 Total liabilities net of adjusted cash and cash equivalents.

30 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated31

U.S.$ million
Jan-Sep
2015	2014		3Q-2015	2Q-2015	3Q-2014

75,167	110,248	Sales revenues	23,179	26,021	38,844
(52,325)	(84,717)	Cost of sales	(16,484)	(17,701)	(29,859)
22,842	25,531	Gross profit	6,695	8,320	8,985
(2,954)	(5,356)	Selling expenses	(1,087)	(1,265)	(2,959)
(2,622)	(3,430)	General and administrative expenses	(776)	(900)	(1,190)
(1,435)	(2,471)	Exploration costs	(630)	(462)	(1,017)
(553)	(812)	Research and development expenses	(157)	(199)	(292)
(2,413)	(521)	Other taxes	(861)	(1,289)	(243)
−	(2,527)	Write-off - overpayments incorrectly capitalized	−	−	(2,527)
(3,483)	(5,209)	Other income and expenses, net	(1,547)	(1,118)	(2,724)
(13,460)	(20,326)		(5,058)	(5,233)	(10,952)
9,382	5,205	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	1,637	3,087	(1,967)
982	1,297	Finance income	526	200	516
(4,904)	(2,791)	Finance expenses	(1,805)	(1,810)	(1,003)
(3,236)	572	Foreign exchange and inflation indexation charges	(1,947)	(359)	60
(7,158)	(922)	Net finance income (expense)	(3,226)	(1,969)	(427)
171	430	Share of earnings in equity-accounted investments	56	55	87
(61)	(338)	Profit-sharing	65	(9)	(56)
2,334	4,375	Net income (loss) before income taxes	(1,468)	1,164	(2,363)
(1,877)	(2,014)	Income taxes	49	(870)	(51)
457	2,361	Net income (loss)	(1,419)	294	(2,414)
		Net income (loss) attributable to:
971	2,355	Shareholders of Petrobras	(1,062)	171	(2,150)
(514)	6	Non-controlling interests	(357)	123	(264)
457	2,361		(1,419)	294	(2,414)

31 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	09.30.2015	12.31.2014

Current assets	44,397	50,832
Cash and cash equivalents	25,138	16,655
Marketable securities	1,102	9,323
Trade and other receivables, net	5,325	7,969
Inventories	8,202	11,466
Recoverable taxes	2,561	3,811
Assets classified as held for sale	74	5
Other current assets	1,995	1,603

Non-current assets	190,082	247,855
Long-term receivables	17,414	18,863
Trade and other receivables, net	4,283	4,832
Marketable securities	86	109
Judicial deposits	2,244	2,682
Deferred taxes	3,713	1,006
Other tax assets	2,688	4,008
Advances to suppliers	1,984	2,409
Other non-current assets	2,416	3,817
Investments	4,024	5,753
Property, plant and equipment	165,590	218,730
Intangible assets	3,054	4,509
Total assets	234,479	298,687

LIABILITIES	U.S.$ million

	09.30.2015	12.31.2014

Current liabilities	27,616	31,118
Trade payables	6,706	9,760
Current debt	13,435	11,884
Taxes payable	3,526	4,311
Employee compensation (payroll, profit-sharing and related charges)	1,549	2,066
Pension and medical benefits	567	796
Liabilities associated with assets classified as held for sale	49	−
Other current liabilities	1,784	2,301
Non-current liabilities	133,621	150,591
Non-current debt	114,075	120,274
Deferred taxes	291	3,031
Pension and medical benefits	11,880	16,491
Provision for decommissioning costs	5,078	8,267
Provisions for legal proceedings	1,651	1,540
Other non-current liabilities	646	988
Shareholders' equity	73,242	116,978
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(34,247)	9,171
Non-controlling interests	388	706
Total liabilities and shareholders' equity	234,479	298,687

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

Jan-Sep
2015	2014		3Q-2015	2Q-2015	3Q-2014

971	2,355	Net income (loss) attributable to the shareholders of Petrobras	(1,062)	171	(2,150)
18,365	18,392	(+) Adjustments for:	7,209	7,279	12,503
8,580	9,563	Depreciation, depletion and amortization	2,667	2,939	3,092
7,100	2,410	Foreign exchange and inflation indexation and finance charges	3,087	1,815	1,148
(514)	6	Non-controlling interests	(357)	123	(264)
(171)	(430)	Share of earnings in equity-accounted investments	(56)	(55)	(87)
−	2,527	Write-off - overpayments incorrectly capitalized	−	−	2,527
141	1,831	Allowance for impairment of trade receivables	153	289	1,738
274	1,669	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	345	70	1,794
1,011	966	Deferred income taxes, net	(278)	575	(48)
1,050	1,869	Exploration expenditures written-off	495	354	752
678	613	Impairment of property, plant and equipment, intangible and other assets	238	339	408
1,613	1,383	Pension and medical benefits (actuarial expense)	477	548	400
(379)	103	Inventories	510	(531)	2,175
64	(1,987)	Trade and other receivables, net	174	(135)	(622)
(839)	(491)	Trade payables	15	(59)	(575)
(510)	(578)	Pension and medical benefits	(135)	(230)	(182)
1,378	(112)	Taxes payable	(580)	1,845	755
(1,111)	(950)	Other assets and liabilities	454	(608)	(508)
19,336	20,747	(=) Net cash provided by (used in) operating activities	6,147	7,450	10,353
(9,000)	(29,805)	(-) Net cash provided by (used in) investing activities	(3,260)	1,710	(13,675)
(16,825)	(26,033)	Capital expenditures and investments in operating segments	(5,067)	(5,583)	(8,848)
215	584	Proceeds from disposal of assets (divestment)	4	31	133
7,610	(4,356)	Divestments (investments) in marketable securities	1,803	7,262	(4,960)
10,336	(9,058)	(=) Net cash flow	2,887	9,160	(3,322)
(622)	13,499	(-) Net cash provided by (used in) financing activities	(3,342)	6,182	(2,230)
15,830	29,548	Proceeds from long-term financing	3,545	10,981	2,207
(11,682)	(7,543)	Repayment of principal	(5,152)	(3,582)	(2,736)
(4,889)	(4,560)	Repayment of interest	(1,681)	(1,252)	(1,668)
−	(3,924)	Dividends paid to shareholders	−	−	(8)
119	(22)	Acquisition of non-controlling interest	(54)	35	(25)
(1,231)	(63)	Effect of exchange rate changes on cash and cash equivalents	(568)	80	(599)
8,483	4,378	(=) Net increase (decrease) in cash and cash equivalents in the period	(1,023)	15,422	(6,151)
16,655	15,868	Cash and cash equivalents at the beginning of period	26,161	10,739	26,397
25,138	20,246	Cash and cash equivalents at the end of period	25,138	26,161	20,246

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan/Sep-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Sales revenues	26,991	56,015	9,962	22,858	7,013	166	−	(47,838)	75,167
Intersegments	26,575	18,700	1,593	433	383	154	−	(47,838)	−
Third parties	416	37,315	8,369	22,425	6,630	12	−	−	75,167
Cost of sales	(18,734)	(45,740)	(8,035)	(21,204)	(5,933)	(184)	−	47,505	(52,325)
Gross profit	8,257	10,275	1,927	1,654	1,080	(18)	−	(333)	22,842
Expenses	(2,645)	(3,123)	(1,055)	(1,356)	(770)	(36)	(4,639)	164	(13,460)
Selling, general and administrative expenses	(330)	(1,759)	(314)	(1,289)	(581)	(25)	(1,443)	165	(5,576)
Exploration costs	(1,324)	−	−	−	(111)	−	−	−	(1,435)
Research and development expenses	(218)	(91)	(45)	−	(2)	(8)	(189)	−	(553)
Other taxes	(117)	(608)	(316)	(8)	(83)	(1)	(1,280)	−	(2,413)
Other income and expenses, net	(656)	(665)	(380)	(59)	7	(2)	(1,727)	(1)	(3,483)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	5,612	7,152	872	298	310	(54)	(4,639)	(169)	9,382
Net finance income (expense)	−	−	−	−	−	−	(7,158)	−	(7,158)
Share of earnings in equity-accounted investments	(170)	330	81	(12)	89	(110)	(37)	−	171
Profit-sharing	(9)	(24)	(3)	(21)	−	−	(4)	−	(61)
Net income (loss) before income taxes	5,433	7,458	950	265	399	(164)	(11,838)	(169)	2,334
Income taxes	(1,908)	(2,423)	(295)	(94)	(66)	19	2,833	57	(1,877)
Net income (loss)	3,525	5,035	655	171	333	(145)	(9,005)	(112)	457
Net income (loss) attributable to:
Shareholders of Petrobras	3,532	5,039	576	171	254	(145)	(8,344)	(112)	971
Non-controlling interests	(7)	(4)	79	−	79	−	(661)	−	(514)
	3,525	5,035	655	171	333	(145)	(9,005)	(112)	457

 Consolidated Income Statement by Segment – Jan/Sep-201432

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Sales revenues	51,835	86,649	13,336	31,827	11,005	192	−	(84,596)	110,248
Intersegments	51,510	30,267	1,183	880	589	167	−	(84,596)	−
Third parties	325	56,382	12,153	30,947	10,416	25	−	−	110,248
Cost of sales	(26,503)	(91,682)	(11,735)	(29,231)	(9,854)	(230)	−	84,518	(84,717)
Gross profit	25,332	(5,033)	1,601	2,596	1,151	(38)	−	(78)	25,531
Expenses	(5,122)	(5,856)	(2,508)	(2,072)	(673)	(52)	(4,213)	170	(20,326)
Selling, general and administrative expenses	(276)	(2,293)	(1,886)	(1,925)	(590)	(36)	(1,952)	172	(8,786)
Exploration costs	(2,354)	−	−	−	(117)	−	−	−	(2,471)
Research and development expenses	(414)	(138)	(63)	−	−	(11)	(186)	−	(812)
Other taxes	(32)	(72)	(85)	(9)	(77)	−	(246)	−	(521)
Write-off - overpayments incorrectly capitalized	(804)	(1,398)	(266)	(9)	(9)	−	(41)	−	(2,527)
Other income and expenses, net	(1,242)	(1,955)	(208)	(129)	120	(5)	(1,788)	(2)	(5,209)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	20,210	(10,889)	(907)	524	478	(90)	(4,213)	92	5,205
Net finance income (expense)	−	−	−	−	−	−	(922)	−	(922)
Share of earnings in equity-accounted investments	(4)	137	162	−	174	(42)	3	−	430
Profit-sharing	(116)	(94)	(16)	(20)	(8)	−	(84)	−	(338)
Net income (loss) before income taxes	20,090	(10,846)	(761)	504	644	(132)	(5,216)	92	4,375
Income taxes	(7,104)	3,258	223	(174)	(176)	31	1,959	(31)	(2,014)
Net income (loss)	12,986	(7,588)	(538)	330	468	(101)	(3,257)	61	2,361
Net income (loss) attributable to:
Shareholders of Petrobras	12,989	(7,582)	(549)	330	400	(101)	(3,193)	61	2,355
Non-controlling interests	(3)	(6)	11	−	68	−	(64)	−	6
	12,986	(7,588)	(538)	330	468	(101)	(3,257)	61	2,361

32 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – Jan/Sep-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Pension and medical benefits - retirees	−	−	−	−	−	−	(904)	−	(904)
Legal, administrative and arbitration proceedings	(44)	(357)	(3)	(48)	(5)	−	(436)	−	(893)
Unscheduled stoppages and pre-operating expenses	(608)	(154)	(71)	−	(5)	−	(5)	−	(843)
Impairment	(80)	(119)	(190)	−	(30)	−	−	−	(419)
Institutional relations and cultural projects	(17)	(14)	(1)	(39)	(6)	−	(260)	−	(337)
Gains / (losses) on disposal/write-offs of assets	(178)	28	(142)	3	135	−	(2)	−	(156)
E&P areas returned and cancelled projects	(118)	−	−	−	−	−	−	−	(118)
Health, safety and environment	(15)	(17)	(5)	−	(1)	−	(37)	−	(75)
Voluntary Separation Incentive Plan - PIDV	(9)	(8)	(16)	−	−	(1)	(1)	−	(35)
Government grants	5	4	1	−	−	(1)	2	−	11
Amounts recovered - "overpayments incorrectly capitalized"	−	−	−	−	−	−	72	−	72
Reimbursements from E&P partnership operations	303	−	−	−	−	−	−	−	303
Others	105	(28)	47	25	(81)	−	(156)	(1)	(89)
	(656)	(665)	(380)	(59)	7	(2)	(1,727)	(1)	(3,483)

 Other Income (Expenses) by Segment – Jan/Sep-2014 33

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Pension and medical benefits - retirees	−	−	−	−	−	−	(656)	−	(656)
Legal, administrative and arbitration proceedings	159	(60)	(10)	(40)	(14)	−	(109)	−	(74)
Unscheduled stoppages and pre-operating expenses	(672)	(19)	(72)	−	(14)	−	(14)	−	(791)
Impairment	−	−	(134)	−	6	−	−	−	(128)
Institutional relations and cultural projects	(36)	(23)	(3)	(57)	(6)	−	(459)	−	(584)
Gains / (losses) on disposal/write-offs of assets	(223)	(1,466)	81	13	194	−	(46)	−	(1,447)
E&P areas returned and cancelled projects	(222)	−	−	−	−	−	−	−	(222)
Health, safety and environment	(21)	(22)	(7)	−	(3)	−	(58)	−	(111)
Voluntary Separation Incentive Plan - PIDV	(421)	(210)	(64)	(67)	(9)	(5)	(264)	−	(1,040)
Expenses related to collective bargaining agreement	(175)	(99)	(19)	(25)	(5)	−	(112)	−	(435)
Government grants	7	25	11	−	−	−	9	−	52
Reimbursements from E&P partnership operations	237	−	−	−	−	−	−	−	237
Others	125	(81)	9	47	(29)	−	(79)	(2)	(10)
	(1,242)	(1,955)	(208)	(129)	120	(5)	(1,788)	(2)	(5,209)

Consolidated Assets by Segment – 09.30.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Total assets	118,505	46,024	19,384	5,006	12,554	603	35,642	(3,239)	234,479

Current assets	3,556	9,091	2,327	2,141	2,038	51	28,144	(2,951)	44,397
Non-current assets	114,949	36,933	17,057	2,865	10,516	552	7,498	(288)	190,082
Long-term receivables	5,339	2,298	1,568	1,137	1,670	3	5,644	(245)	17,414
Investments	58	884	374	12	2,239	412	45	−	4,024
Property, plant and equipment	107,619	33,593	14,868	1,562	6,188	137	1,666	(43)	165,590
Operating assets	77,896	27,103	11,903	1,309	4,998	124	1,453	(43)	124,743
Assets under construction	29,723	6,490	2,965	253	1,190	13	213	−	40,847
Intangible assets	1,933	158	247	154	419	−	143	−	3,054

 Consolidated Assets by Segment – 12.31.2014

[33]

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Total assets	151,524	70,038	28,367	7,221	13,009	1,109	32,385	(4,966)	298,687

Current assets	6,008	14,724	3,979	3,481	2,345	65	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	3,740	10,664	1,044	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	1,211	1,848	3	5,029	(973)	18,863
Investments	200	1,807	524	15	2,226	836	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	2,284	6,058	205	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	1,730	3,716	189	2,094	(63)	165,787
Assets under construction	36,358	8,722	4,258	554	2,342	16	693	−	52,943
Intangible assets	2,916	240	327	230	532	−	264	−	4,509

33 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2015

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Net income (loss)	3,525	5,035	655	171	333	(145)	(9,005)	(112)	457
Net finance income (expense)	−	−	−	−	−	−	7,158	−	7,158
Income taxes	1,908	2,423	295	94	66	(19)	(2,833)	(57)	1,877
Depreciation, depletion and amortization	5,333	1,732	674	110	527	7	197	−	8,580
EBITDA	10,766	9,190	1,624	375	926	(157)	(4,483)	(169)	18,072
Share of earnings in equity-accounted investments	170	(330)	(81)	12	(89)	110	37	−	(171)
Impairment losses / (reversals)	80	119	190	−	30	−	−	−	419
Adjusted EBITDA	11,016	8,979	1,733	387	867	(47)	(4,446)	(169)	18,320

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Net income (loss)	12,986	(7,588)	(538)	330	468	(101)	(3,257)	61	2,361
Net finance income (expense)	−	−	−	−	−	−	922	−	922
Income taxes	7,104	(3,258)	(223)	174	176	(31)	(1,959)	31	2,014
Depreciation, depletion and amortization	5,591	2,108	659	130	793	9	273	−	9,563
EBITDA	25,681	(8,738)	(102)	634	1,437	(123)	(4,021)	92	14,860
Share of earnings in equity-accounted investments	4	(137)	(162)	−	(174)	42	(3)	−	(430)
Impairment losses / (reversals)	−	−	134	−	(6)	−	−	−	128
Write-off - overpayments incorrectly capitalized	804	1,398	266	9	9	−	41	−	2,527
Adjusted EBITDA	26,489	(7,477)	136	643	1,266	(81)	(3,983)	92	17,085

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

457	2,361	(81)	Net income (loss)	(1,419)	294	(583)	(2,414)
7,158	922	676	Net finance income (expense)	3,226	1,969	64	427
1,877	2,014	(7)	Income taxes	(49)	870	(106)	51
8,580	9,563	(10)	Depreciation, depletion and amortization	2,667	2,939	(9)	3,092
18,072	14,860	22	EBITDA	4,425	6,072	(27)	1,156
(171)	(430)	(60)	Share of earnings in equity-accounted investments	(56)	(55)	2	(87)
419	128	227	Impairment losses / (reversals)	−	418	(100)	134
−	2,527	(100)	Write-off - overpayments incorrectly capitalized	−	−		2,527
18,320	17,085	7	Adjusted EBITDA	4,369	6,435	(32)	3,730
24	15	9	Adjusted EBITDA margin (%) [34]	19	25	(6)	10

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS.

In 2014, the Company decided not to include write-offs of overpayments incorrectly capitalized in the calculation of the Adjusted EBITDA, because the Company’s future cash generation and its current balance of cash and cash equivalents are not impacted by those adjustments. The Company believes excluding those write-offs provides a more appropriate information about its potential cash generation.

34 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2015

Sales revenues	1,443	3,545	408	3,159	10	(1,552)	7,013
Intersegments	746	1,152	26	1	10	(1,552)	383
Third parties	697	2,393	382	3,158	−	−	6,630

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	267	96	49	66	(178)	10	310

Net income (loss) attributable to the shareholders of Petrobras	285	94	69	56	(260)	10	254

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2014

Sales revenues	2,400	5,949	377	3,816	21	(1,558)	11,005
Intersegments	949	1,158	26	1	13	(1,558)	589
Third parties	1,451	4,791	351	3,815	8	−	10,416

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	545	(62)	67	113	(176)	(9)	478

Net income (loss) attributable to the shareholders of Petrobras	628	(31)	80	105	(373)	(9)	400

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2015	9,540	1,692	470	809	1,100	(1,057)	12,554

Total assets on December 31, 2014	9,623	1,861	472	940	1,230	(1,117)	13,009

Impact of our Cash Flow Hedge policy

US$ million
Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

(24,063)	(1,407)	(1,610)	Total inflation indexation and foreign exchange variation	(15,410)	1,873	(923)	(5,193)
22,131	2,437	808	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	13,988	(1,741)	903	5,377
(1,304)	(458)	(185)	Reclassification from Shareholders’ Equity to the Statement of Income	(525)	(491)	(7)	(124)
(3,236)	572	(666)	Net Inflation indexation and foreign exchange variation	(1,947)	(359)	(442)	60

The amounts recycled from the Shareholders’ Equity to the income statement with respect to foreign exchange variation losses initially recognized in the Shareholders’ equity (cash flow hedge accounting) increased from US$ 491 million in the 2Q-2015 to US$ 525 million in the 3Q-2015, reflecting the occurrence of the hedged transactions (exports hedged by debt denominated in U.S. dollars). Those losses were driven by a depreciation of the Real between the date the cash flow hedge relationship was designated and the date the export transactions were made.

Special Items

US$ million
Jan-Sep
2015	2014		Items of Income Statement	3Q-2015	2Q-2015	3Q-2014

(2,304)	−	Federal Tax Amnesty Program (REFIS)	Several	(881)	(1,423)	−
(442)	1,179	(Losses)/Gains on legal proceedings	Several	(526)	84	1,179
(419)	(1,318)	Impairment/Write-offs of Assets	Other income and expenses	−	(418)	(1,324)
(267)	−	Tax amnesty programs - State Tax	Several	(85)	−	−
(35)	(1,040)	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	(8)	(18)	(35)
254	(1,651)	(Allowance)/reversal of allowance for impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(140)	(15)	(1,651)
162	368	Gains/(Losses) on Disposal of Assets	Other income and expenses	−	−	−
72	−	Amounts recovered - "overpayments incorrectly capitalized"	Other income and expenses	21	51	−
−	(2,527)	Write-off - overpayments incorrectly capitalized	Specific line item	−	−	(2,527)
(2,979)	(4,989)	Total		(1,619)	(1,739)	(4,358)

Impact of the Company’s decision to adhere to the benefits of a Federal Tax Amnesty Program (Programa de Parcelamento Especial de Débitos Tributários - REFIS) on its Income Statement:

(1,550)	−	Tax expense		(550)	(1,000)	−
(754)	−	Interest expense		(331)	(423)	−
(2,304)	−	Federal Tax amnesty program (REFIS)		(881)	(1,423)	−

Impact of the Company’s decision to adhere to the benefits of a Tax Amnesty Program with respect to State Taxes on the Company’s Income Statement:

(233)	−	Tax expense		(79)	−	−
(34)	−	Interest expense		(6)	−	−
(267)	−	Tax amnesty programs - State Tax		(85)	−	−

Impact of (losses)/gains on legal proceedings on the Company’s Income Statement:

(442)	583	Other income and expenses		(526)	84	583
−	596	Inflation indexation and foreign exchange variation		−	−	596
(442)	1,179	(Losses)/Gains on legal proceedings		(526)	84	1,179

These special items are related to the Company’s businesses and based on Management’s judgment have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.